

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 17, 2014

<u>Via E-mail</u>
Sheng Chen
Chairman of Board of Directors and Chief Executive Officer
21Vianet Group, Inc.
M5, 1 Jiuxianqiao East Road
Chaoyang District
Beijing, 100016
The People's Republic of China

      Re: 21Vianet Group, Inc.
                   Form 20-F for the Fiscal Year Ended December 31, 2013
                   Filed April 9, 2014
                   File No. 001-35126

Dear Mr. Chen:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Key Information</u>

<u>Risk Factors</u>

<u>Risks Related to Our Business and Industry</u>

<u>Our leases for data centers could be terminated early…, page 9</u>

1.   With a view towards disclosure in future filings, please tell us whether lessors of your self-built data centers have termination rights as suggested by the caption of this risk factor.

Information on the Company

Business Overview

Our Infrastructure

Our Data Centers, page 43

2.   You indicate that the number of cabinets in partnered data centers, defined as those
        leased from China Telecom or China Unicom, increased from 4,513 as of December 31,
        2012 to 4,910 housed in 69 partnered data centers as of December 31, 2013. Please
        reconcile this disclosure to your statement on page 8 that you leased a total of 3,651
        cabinets from local subsidiaries of China Telecom and China Unicom housed in 63
        partnered data centers as of December 31, 2013. If the number of cabinets leased in
        China Telecom and China Unicom data centers has declined, tell us whether this
        represents a trend that should be identified, explained and quantified in your discussion of
        Operating and Financial Review and Prospects. Provide us with any proposed revisions
        to your disclosure in future filings.

Operating and Financial Review and Prospects

Operating Results, page 56

3.   Throughout your discussion of operating results, provide us with your analysis of the
        impact from acquired businesses and what consideration you gave to disclosure of that
        impact. For example, we note from your disclosures beginning on page F-35 that
        combined revenue and net loss since the acquisition dates of your business combinations
        in 2013 appear to have had a significant impact on your consolidated statement of
        operations for the year ended December 31, 2013. Provide us with any proposed
        revisions to your disclosure in future filings.

Factors Affecting Our Results of Operations, page 57

4.   In future filings, please discuss trends associated with your key metrics. For example, we
        note that the average monthly cabinet utilization rates were 80.6%, 66.3% and 70.3% in
        2011, 2012 and 2013, respectively. With a view toward disclosure in future filings,
        please tell us the reasons for the fluctuations in this metric.

Results of Operations, page 71

5.   On page 73, you indicate that the decrease in gross profit as a percentage of net revenues
        in 2013 was due to, among other factors, increased depreciation of your self-built data
        centers. Tell us whether this represents a change in trends in gross margin that should be

identified, explained and quantified. In this regard, we note your assertion on page 75 that the continued revenue mix shift towards a higher percentage of self-built data centers contributed to an increase in gross margins in 2012, as self-built data centers carried higher gross margins relative to partnered data centers. Please explain. Provide us with any proposed revisions to your disclosure in future filings.

6.   In future filings, revise to also describe the significant factors contributing to the changes in the effective tax rate between the periods. In addition, you should explain the impact that tax holidays and certain exemptions have had or are reasonably likely to have on your results of operations and liquidity. Provide us with the proposed revisions to your disclosure in future filings.

Liquidity and Capital Resources, page 76

7.   Tell us what consideration you gave to describing the material covenants related to your outstanding debt, including the amount or limit required for compliance with the covenants and the actual or reasonably likely effects of compliance or non-compliance with the covenants on your financial condition and liquidity. In this regard, we note from your disclosure on page F-49 that you were in breach of one of the financial covenants under your short-term bank borrowings. Refer to Section IV.C of SEC Release 33-8350, Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations. Provide us with any proposed revisions to your disclosure in future filings.

8.   Tell us what consideration you gave to expanding the discussion of your sources of financing to separately describe the material terms and conditions of any material unused sources of liquidity. In this regard, we note your disclosure on page 81 of the unused short-term and long-term bank borrowing facilities. Refer to Item 5.B.1(a) of Form 20-F and Section IV.C of SEC Release 33-8350. Provide us with any proposed revisions to your disclosure in future filings.

9.   Tell us what consideration you gave to expanding your discussion to explain and quantify the reasons for incurring debt and how you used or plan to use the proceeds and to analyze how the incurrence of that debt fits into your overall business plan. Refer to FRC 501.13.a. for additional guidance. Provide us with any proposed revisions to your disclosure in future filings.

10.   We note your statement regarding the sufficiency of cash resources to meet anticipated cash needs for the foreseeable future. Tell us what consideration you gave to specifying the time period that you will have sufficient cash to finance operations. In this regard, you should assert whether your cash resources will be sufficient to meet your short-term operating needs, which generally relates to cash needs up to 12 months into the future. In addition, ensure that your statement addresses all of your present requirements. Refer to

       FRC 501.03(a) and Section IV of SEC Release 33-8350. Provide us with any proposed revisions to your disclosure in future filings.

11.   We note your disclosure of the restrictions on the availability of foreign currency. Tell us what consideration you gave to disclosing the amount of cash held inside the PRC, separately for amounts held by VIEs and by other PRC entities, and the amount of cash held outside of the PRC. Your disclosure should describe the costs that would be incurred to transfer cash outside of the PRC. In addition, tell us what consideration you gave to disclosing the amount of debt obligations inside and outside of the PRC and the risks and uncertainties impacting your ability to meet these obligations. Refer to Item 5.B.1(b) of Form 20-F. Provide us with any proposed revisions to your disclosure in future filings.

Operating Activities, page 78

12.   We note your disclosure of the adjustments to reconcile net loss to cash used in operating activities in 2013. Your discussion does not appear to contribute substantively to an understanding of your historical sources and uses of cash associated with the changes in asset and liability accounts. When preparing the discussion and analysis of operating cash flows, you should address material changes in the underlying drivers that affect these cash flows, including a discussion of the underlying reasons for changes in working capital items. For example, explain to us the reasons for the changes in accounts receivable and accrued expenses and other payables, and tell us what consideration you gave to including this explanation in your disclosure. You should include a discussion of the nature and composition of accounts receivable balances, including the related payment terms and an analysis of the changes in the days sales outstanding ratios between the periods. In addition, provide us with, and tell us what consideration you gave to disclosing, the comparative data for 2013 of the amount of payments received from customers and the amount of payments for telecommunication costs, for taxes, and to employees. Describe how you considered the guidance in Section IV.B.1 of SEC Release 33-8350. Provide us with any proposed revisions to your disclosure in future filings.

Exhibits, page 111

13.   We note that you have entered into contracts with Microsoft Corporation and IBM to provide cloud services. Please tell us what consideration you gave to filing these agreements as exhibits pursuant to Instruction 4(b)(ii) to Item 19 of Form 20-F.

Notes to the Consolidated Financial Statements

Note 1. Organization

(c) Establishment of Asia Cloud Group, page F-19

14.   We note that the mandatorily redeemable noncontrolling interests in Asia Cloud Group is carried at the redemption value and, from page F-28, that the instrument was initially recognized at its issuance value. Describe how you applied the authoritative accounting literature relied upon in your accounting for the initial and subsequent measurement of the instrument. Tell us what consideration you gave to ASC 480-10-55-54. Also, please explain the disclosure on page F-68 indicating that the fair value of the noncontrolling interest was estimated using the discounted cash flows model.

Note 21. Taxation

Deferred Tax, page F-61

15.   You indicate that you intend to permanently reinvest the undistributed earnings from other foreign subsidiaries. Tell us what consideration was given to disclosing the accumulated amount of undistributed foreign earnings of these subsidiaries. Refer to ASC 740-30-50-2(b). Provide us with any proposed revisions to your disclosure in future filings.

Note 29. Parent Company Only Condensed Financial Information

(c) Commitments, page F-77

16.   Please clarify your disclosure that you do not have any significant commitments or long-term obligations. In this regard, we note the bonds payable as of December 31, 2013. Provide us with any proposed revisions to your disclosure in future filings.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Jeffrey Kauten, Staff Attorney, at (202) 551-3447 or Matthew Crispino, Staff Attorney, at (202) 551-3456. If you require further assistance, do not hesitate to contact me at (202) 551-3226.

Sincerely,

/s/ Craig D. Wilson

Craig D. Wilson
Sr. Asst. Chief Accountant

cc: Via E-mail
        Z. Julie Gao, Esq., Partner
        Skadden, Arps, Slate, Meagher & Flom LLP